PROSPECTUS SUPPLEMENT                                 Rules 424(b)(3) and 424(c)
TO PROSPECTUS DATED OCTOBER 3, 1996 AND               Registration No. 333-10383
PROSPECTUS SUPPLEMENT DATED DECEMBER 22, 1997

                                     [LOGO]

    U.S. Office Products Company (the "Company") has prepared this Prospectus Supplement to identify an additional person (the "New Selling Securityholder") using the Company's Prospectus, dated October 3, 1996, covering the Company's 5 1/2% Convertible Subordinated Notes due 2003 (the "Notes") in the aggregate principal amount of $86.25 million, for resale of their Notes.

    The following table sets forth the principal amount of Notes beneficially owned by the New Selling Securityholder, the principal amount of Notes offered pursuant to the Prospectus (the "Offered Notes"), the percent of outstanding Notes that the New Selling Securityholder will have after consummation of the offering, and the number of shares of the Company's common stock, par value $.001 per share (the "Common Stock"), that may be offered when and if the Notes are converted into Common Stock (the "Conversion Shares"). The New Selling Securityholder does not hold, and within the past three years has not held, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the New Selling Securityholder may offer all or some portion of the Offered Notes or the Conversion Shares pursuant to the Prospectus, no estimate can be given as to the amount of Offered Notes or the Conversion Shares that will be held by the New Selling Securityholder upon termination of any such sales. The table has been prepared based upon information furnished to the Company by the New Selling Securityholder.

                                                        PRINCIPAL                        PERCENT OF        NUMBER OF
                                                        AMOUNT OF                        OUTSTANDING       CONVERSION
                                                          NOTES         PRINCIPAL        NOTES AFTER      SHARES THAT
                                                       BENEFICIALLY     AMOUNT OF       CONSUMMATION         MAY BE
NAME(1)                                                   OWNED       OFFERED NOTES      OF OFFERING        SOLD(2)
----------------------------------------------------  --------------  --------------  -----------------  --------------
State of Oregon--Equity c/o Froley Revy Investment
  Co................................................   $  1,500,000    $  1,500,000          --                 47,468
Beneficial Holders previously listed................     79,030 000      71,427,000          --              2,260,348
Other Beneficial Holders not listed individually....    149,470,000      13,323,000          --                421,614
    Total...........................................   $230,000,000    $ 86,250,000           100.0%         2,729,430

------------------------

(1) The information contained herein is as of April 15, 1998.

(2) Assumes conversion of the full amount of Offered Notes held by such holder at the initial rate of $31.60 in principal amount (as adjusted for a three-for-two stock split in the form of a stock dividend on November 6,
    1997) of Offered Notes per share of Common Stock. Under the terms of the indenture for the Notes, fractional shares will not be issued upon conversion of the Offered Notes; cash will be paid in lieu of any fractional shares.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL 15, 1998